UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Quad/Graphics, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

747301 109

(CUSIP Number)

July 2, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 747301 109

1	Name of Reporting Persons Harry V. Quadracci 1998 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,366,165

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,366,165

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,165

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 7.1%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 747301 109

Item 1(a).	Name of Issuer: Quad/Graphics, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: N63 W23075 State Highway 74, Sussex, Wisconsin 53089-2827.

Item 2(a).	Name of Person Filing: Harry V. Quadracci 1998 Trust (the “Trust”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: N63 W23075 Highway 75, Sussex, Wisconsin 53089-2827.
Item 2(c).	Citizenship: The Trust is governed by the laws of the state of Wisconsin.
Item 2(d).	Title of Class of Securities: Class A Common Stock
Item 2(e).	CUSIP Number: 747301 109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

CUSIP No. 747301 109

Item 4.	Ownership:
(a) Amount beneficially owned: 2,366,165
(b) Percent of class: 7.1%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 2,366,165
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,366,165
(iv) Shared power to dispose or to direct the disposition of: 0

Other than with respect to 713,670 shares of Class A Common Stock, all of the reported beneficial ownership of Class A Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Class A Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

Item 10.	Certification:
N/A

CUSIP No. 747301 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2010

HARRY V. QUADRACCI 1998 TRUST

By:	*
J. Joel Quadracci
Trustee

By:	*
John C. Fowler
Trustee

By:	*
Betty E. Quadracci
Trustee

*By:	/s/ Andrew R. Schiesl
Andrew R. Schiesl
Attorney-in-Fact

Exhibit Index

Exhibit A	Power of Attorney

POWER OF ATTORNEY

Know all by these presents, that, for good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the undersigned hereby constitutes and appoints each of Andrew R. Schiesl and Russell E. Ryba, and any of their substitutes, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)           execute for and on behalf of the undersigned (in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”)), any and all reports on Schedule 13G and Schedule 13D, and any amendments thereto, that are necessary or advisable for the undersigned to file under Section 13 (collectively, “Documents”) with respect to the undersigned’s holdings of and transactions in the securities issued by Quad/Graphics, Inc., a Wisconsin corporation (the “Company”).

(2)           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Documents and timely file such Documents with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact (or such attorney-in-fact’s substitute or substitutes) shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that each attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is such attorney-in-fact’s substitute or substitutes or the Company assuming, any of the undersigned’s responsibilities to comply with the Exchange Act.

The undersigned agrees that such attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to such attorney-in-fact. The undersigned also agrees to indemnify and hold harmless the Company and such attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based on any untrue statement or omission of necessary facts in the information provided by the undersigned to such attorney-in-fact for purposes of executing, acknowledging, delivering and filing Documents and agrees to reimburse the Company and such attorney-in-fact for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Documents with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 17th day of December, 2010.

HARRY V. QUADRACCI 1998 TRUST

By:	/s/ J. Joel Quadracci
Name:	J. Joel Quadracci
Title:	Trustee

By:	/s/ John C. Fowler
Name:	John C. Fowler
Title:	Trustee

By:	/s/ Betty E. Quadracci
Name:	Betty E. Quadracci
Title:	Trustee